
13002440

No Act

P.E 3/13/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-13

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated March 13, 2013 concerning the shareholder proposal submitted to JPMorgan Chase by the Sisters of St. Francis of Philadelphia; Walden Asset Management; Providence Trust; the Congregation of Divine Providence, Inc.; the Benedictine Sisters of Pan de Vida in Torreon, Mexico; the Marianist Province of the United States; and First Affirmative Financial Network, LLC on behalf of the Allen Hancock Revocable Living Trust for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that JPMorgan Chase will include the proposal in its proxy materials and that JPMorgan Chase therefore withdraws its January 14, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Nora M. Nash, OSF
The Sisters of St. Francis of Philadelphia
nnash@osfphila.org



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

March 13, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal the Sisters of St. Francis of Philadelphia, *et. al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), which hereby withdraws its request dated January 14, 2013, for no-action relief regarding its intention to omit the shareholder proposal submitted to the Company by the Sisters of St. Francis of Philadelphia, as lead-proponent, and Walden Asset Management, Providence Trust, Congregation of Divine Providence, Benedictine Sisters of Pan de Vida, Marianist Province of the United States and Allen Hancock, as co-proponents, on November 30, 2012 from the Company's proxy materials for its 2013 Annual Meeting of Shareholders.

The Company had requested no-action relief to omit the proposal in reliance on Rule 14a-8(i)(11), as substantially duplicative of another proposal previously submitted to the Company by Domini Social Investments and a co-proponent that was to be included in the 2013 Proxy Materials. However, on March 12, 2013, Adam Kanzer, Managing Director and General Counsel of Domini Social Investments LLC, withdrew that proposal via email to the Company. As such, the Company now intends to include the proposal submitted by the Sisters of St. Francis in its 2013 Proxy Materials.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 202-383-5418. Please transmit your

† In association with Tumbuan & Partners

acknowledgement of the withdrawal of the Company's request to me at mdunn@omm.com and to Sister Nora Nash at nnash@osfphila.org.

Sincerely,



For Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Nora Nash, Sisters of St. Francis of Philadelphia (nnash@osfphila.org)
Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.



Walden Asset Management

Advancing sustainable business practices since 1975

March, 12, 2013

To: The SEC Division of Corporation Finance

From: Timothy Smith, SVP, Walden Asset Management

Copies to Anthony Horan, JP Morgan Chase
Marty Dunn, O'Melveny and Myers
Sister Nora Nash, Sisters of St. Francis
Adam Kanzer, Domini Social Investments

Re. Shareholder Proposal of Sisters of St. Francis to JP Morgan Chase re. lobbying disclosure

I write on behalf of the proponents of the resolution to JP Morgan Chase which includes the Sisters of St. Francis and Walden Asset Management adding a comment in response to the letter of JP Morgan on Feb. 12 to the SEC seeking No Action relief. The sole argument of the JP Morgan letter is that the lobbying proposal substantially duplicates a proposal by Domini Social Investing seeking disclosure of political spending information.

However on March 12 Domini withdrew that resolution in light of a mutual agreement whereby the Bank has agreed to expand its disclosure of political spending information. Thus with the proposal being withdrawn the issue of duplication is moot.

Therefore we urge JP Morgan Chase to withdraw its No Action request but if that can not be done in a timely fashion that the SEC should refuse to provide a No Action letter against the lobbying proposal. Thank you for your attention to this matter.

A Division of Boston Trust & Investment Management Company
One Beacon Street • Boston, MA 02108 • Tel: 617.726.7250 • Fax: 617.227.3664 • www.waldenassetmgmt.com



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

February 12, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of Sisters of Saint Francis of Philadelphia and co-filers; request by JPMorgan Chase & Co. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of Saint Francis of Philadelphia, together with Walden Asset Management, Providence Trust, the Congregation of Divine Providence, Benedictine Sisters of Pan de Vida, Marianist Province of the United States and Allen Hancock (together, the "Proponents") submitted to JPMorgan Chase & Co. ("JPMC" or the "Company") a shareholder proposal (the "Lobbying Proposal") asking JPMC to provide an annual report disclosing its policies and procedures relating to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated January 14, 2013 (the "No-Action Request"), JPMC stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders. JPMC claims that it can exclude the Proposal pursuant to Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal that will be included in the Company's proxy statement. JPMC has not met its burden of showing that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(11), and the Proponents respectfully ask that the Division deny its request for no-action relief.

The Lobbying Proposal

The Lobbying Proposal states:

"Resolved, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing **lobbying,** both direct and indirect, and grassroots lobbying communications.
2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. 'Indirect lobbying' is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both 'direct and indirect' lobbying and 'grassroots lobbying communications' include efforts at the local, state and federal levels. Neither 'lobbying' nor 'grassroots lobbying communications' include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website."

The Lobbying Proposal Does Not Substantially Duplicate the Domini Proposal

JPMC contends that the Proposal substantially duplicates an earlier-received proposal submitted by Domini Social Investment and co-filers (the "Domini Proposal") that will be included in the Company's proxy statement. The Domini Proposal seeks disclosure of:

- policies and procedures related to "contributions and expenditures to trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public or any segment thereof, with respect to an election or referendum"; and
- particular contributions and expenditures of the kind described above

The Domini Proposal affirmatively states that "[p]ayments used for lobbying are not encompassed by this Proposal."

Read together, the Lobbying Proposal and the Domini Proposal make explicit that there is no subject-matter overlap between them and that they do not share the same "principal thrust or focus." The Lobbying Proposal specifically carves out policies, procedures and payments of

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7661 Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org

exactly the type covered by the Domini Proposal—those used to participate or intervene in any political campaign or to influence the general public with respect to an election or referendum. The Domini Proposal, in turn, states unambiguously that it does not ask for disclosure of any kind related to lobbying.

JPMC goes to great lengths using tables and side by side comparisons to show the similarities in language between the Lobbying Proposal and Domini Proposal, on the one hand, and two substantially similar proposals on lobbying and campaign-related spending that were deemed substantially duplicative by the Staff last year, on the other. (See JPMorgan Chase & Co. (Feb. 24, 2012) (determining that lobbying disclosure proposal substantially duplicated proposal on campaign-related spending)) The Proponents do not disagree with this assertion.

Last year, in response to JPMC's request for no-action relief on substantial duplication grounds, the proponents of the lobbying disclosure proposal argued that the coverage of that proposal and the earlier-submitted proposal on campaign-related spending did not overlap, citing the language of each proposal, the differing legal regimes applicable to lobbying and campaign-related spending and the consensus among key participants in the debate over corporate political activity that lobbying and campaign-related spending implicate different concerns.

Because the Staff did not find those arguments of implicit non-overlap persuasive, the Proponents elected in drafting the Lobbying Proposal for submission this year to make the non-overlap explicit. The Proponents do not believe that the added language constitutes an "attempt to dispute long-standing Staff precedent," as JPMC claims (see No-Action Request, at 6); rather, the Proponents explicitly excluded the subject matter of the Domini Proposal in an effort to provide additional clarity regarding the intended coverage of the Lobbying Proposal.

Implicit in JPMC's argument is the notion that lobbying and campaign-related spending by corporations are inherently indivisible from one another. JPMC characterizes the common subject of the Lobbying Proposal and Domini Proposal as "the use of corporate resources to influence the political process and the decision-making processes that govern those expenditures." While both lobbying and campaign-related spending relate to the political process, we believe that such a general framing is inappropriate.

Many proposals can be characterized as substantially duplicative of one another if a broad enough brush is used to describe their subjects. For example, proposals on performance-based stock options and dividend equivalents on unvested restricted stock, two well-established types of shareholder proposals, could be lumped together as addressing the same subject of equity-based compensation. Likewise, a proposal on majority voting in director elections could be viewed as substantially duplicative of a proposal to declassify the board, on the reasoning that both deal with the topic of director elections.

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7661 Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org

These examples seem a bit far-fetched, but that's because companies, investors, proxy advisors, academic researchers and other participants in the corporate governance and proxy voting arenas recognize that these topics differ in important ways and that shareholders should be able to vote on proposals dealing with each of them. Lobbying and campaign-related spending are now similarly viewed as distinct by relevant stakeholders. The legal regimes governing them vary significantly. Institutional shareholders and proxy advisors treat proposals on lobbying and campaign-related spending differently in proxy voting guidelines. Academic commentators assert that different policy concerns are raised by the activities. Accordingly, we respectfully ask that the Division deny JPMC's request for no-action relief.

We appreciate the opportunity to provide assistance in this matter. If you have any questions or need additional information, please contact me.

Respectfully yours,



Nora M. Nash, OSF
Director, Corporate Social Responsibility

cc: Martin P. Dunn
O'Melveny & Myers LLP

Anthony Horan
JPMorgan Chase & Co.

Timothy Smith
Walden Asset Management

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7661 Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

January 14, 2013

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Sisters of St. Francis of Philadelphia, *et. al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal and supporting statement submitted by the Sisters of St. Francis of Philadelphia, as lead-proponent, and Walden Asset Management, Providence Trust, the Congregation of Divine Providence, Benedictine Sisters of Pan de Vida, Marianist Province of the United States and Allen Hancock, as co-proponents (collectively referred to herein as the ***"Sisters of St. Francis"***) (such proposal and supporting statement referred to as the ***"Sisters of St. Francis Proposal"***), from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Sisters of St. Francis.

† In association with Tumbuan & Partners

A copy of the Sisters of St. Francis Proposal, the cover letters submitting the Sisters of St. Francis Proposal, and other correspondence relating to the Sisters of St. Francis Proposal are attached hereto as Exhibit A.[1] A copy of a proposal regarding lobbying expenditures from Domini Social Investments and certain co-proponents (collectively referred to herein as ***"Domini,"*** with such proposal and supporting statement referred to as the ***"Domini Proposal"***), the cover letters submitting the Domini Proposal, and other correspondence relating to the Domini Proposal are attached hereto as Exhibit B.[2]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Sister Nora Nash, as the representative of the lead proponent, at nnash@osfphila.org.

I. SUMMARY OF THE SISTERS OF ST. FRANCIS PROPOSAL

On November 30, 2012, the Company received a letter from the Sisters of St. Francis of Philadelphia containing the Sisters of St. Francis Proposal for inclusion in the Company's 2013 Proxy Materials. The Sisters of St. Francis Proposal requests that the Company's Board of Directors authorize the preparation of an annual report, disclosing "[c]ompany policy and procedures governing lobbying," including direct, indirect, and grassroots lobbying. The Sisters of St. Francis Proposal requests a list of payments used for such lobbying. It also requests disclosure of "[m]embership in and payments to any tax-exempt organization that writes and endorses model legislation." Finally, the Sisters of St. Francis Proposal asks for a description of decision-making processes and oversight efforts by management and the Board of Directors for direct, indirect, and grassroots lobbying expenditures.

II. EXCLUSION OF THE SISTERS OF ST. FRANCIS PROPOSAL

A. Basis for Excluding the Sisters of St. Francis Proposal

As discussed more fully below, the Company believes that it may properly omit the Sisters of St. Francis Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(11), as it "substantially duplicates" the Domini Proposal, which the Company received prior to the Sisters of St. Francis Proposal and which the Company intends to include in its 2013 Proxy Materials.

---

[1] Correspondence from all co-proponents is included in Exhibit A. Please note that copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F were included with each notice of deficiency required by Rules 14a-8(b) and (f) from the Company. Because no procedural basis for exclusion under Rule 14a-8(b) is asserted in this request, such copies are not included in Exhibit A or Exhibit B.

[2] Daniel Altschuler and The Needmor Fund are co-proponents of the Domini Proposal. Correspondence from these co-proponents is included in Exhibit B.

B. *The Sisters of St. Francis Proposal May Be Excluded in Reliance on Rule 14a-8(i)(11), as it Substantially Duplicates the Previously Received Domini Proposal*

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion provided for by Rule 14a-8(i)(11) (and its predecessor, Rule 14a-8(c)(11)) was intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the analysis is premised upon whether the principal thrust or focus of the two proposals are essentially the same; put differently, two proposals are substantially duplicative where they relate to the same core issue. *See Wells Fargo & Company* (January 7, 2009) and *Weyerhaeuser Company* (January 18, 2006).

As described above, the Sisters of St. Francis Proposal requests disclosure of a range of lobbying policies, procedures, and expenditures.

The Domini Proposal requests that the Board of Directors provide a semiannual report "disclosing the Company's [p]olicies and procedures for making, with corporate funds or assets, contributions or expenditures to trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum," along with "[m]onetary and non-monetary contributions and expenditures" made for these purposes.

The Domini Proposal was received by the Company prior to the Sisters of St. Francis Proposal -- as the attached materials show, the Company received the Domini Proposal (via email) on November 29, 2012, while the Sisters of St. Francis Proposal was received (via email) on November 30, 2012 -- and the Company intends to include the Domini Proposal in its 2013 Proxy Materials.[3] As such, the issue under Rule 14a-8(i)(11) is whether the Sisters of St. Francis Proposal "substantially duplicates" the Domini Proposal.

---

[3] The evidence of the timing of the receipt of the Sisters of St. Francis Proposal is included in Exhibit A. The evidence of the timing of receipt of the Domini is included in Exhibit B. A proposal identical to the Sisters of St. Francis Proposal was submitted to the Company by the Benedictine Sisters of Pan de Vida in Torreón, Mexico (the ***"Sisters of Pan de Vida"***) on November 29, 2012. Although the Company received the submission from the Sisters of Pan de Vida earlier on the same day that it received the Domini Proposal, this submission was withdrawn by the Sisters of Pan de Vida later in the evening on November 29, 2012. The Company did not receive the Sisters of St. Francis Proposal from the Sisters of St. Francis or any other co-proponent of that proposal until November 30, 2012. A copy of the Sisters of Pan de Vida submission and correspondence relating to the withdrawal of that submission is attached as Exhibit C.

1. The core issue and principal focus of the Domini Proposal and the Sisters of St. Francis Proposal are the same

The core issue and principal focus of the Domini Proposal and the Sisters of St. Francis Proposal are the same -- they each seek to require the Company to prepare a report on the Company's policies and procedures regarding the participation in or use of corporate resources to influence the political process. While the Sisters of St. Francis Proposal requests disclosure of lobbying policies and expenditures and the Domini Proposal requests disclosure of political contributions and expenditures, that difference does not alter the core issue and principal focus of the proposals.

The principal thrust of each proposal is substantially similar: to require the Company to disclose details of its political spending. Both proposals seek to have the Company report on the content and scope of expenditures related to the political process and to reveal the decision-making processes that govern those expenditures.

For the reasons set forth above, the Sisters of St. Francis Proposal is substantially duplicative of the Domini proposal, as the proposals have the same principle focus.

2. Staff precedent supports the conclusion that the Sisters of St. Francis Proposal substantially duplicates the Domini Proposal

In 2012, the Staff concurred with the Company that a lobbying proposal (co-sponsored by the same lead-proponent as, and substantially identical to, the Sisters of St. Francis Proposal) could be excluded from the Company's 2012 proxy materials as "substantially duplicative" of an earlier-received political contributions proposal (also co-sponsored by the same lead-proponent as, and substantially identical to, the Domini Proposal). *See JPMorgan Chase & Co.* (February 24, 2012) (***"JPMorgan 2012"***). The following chart demonstrates that the lobbying expenditures proposals submitted in 2013 and 2012 by the Sisters of St. Francis are nearly identical.

Sisters of St. Francis Proposal (2013)	Sisters of St. Francis Proposal (2012)
Resolved, the shareholders of JP Morgan Chase request that the Board authorize the preparation of a report, updated annually, disclosing:	Resolved, the shareholders of JP Morgan Chase request that the Board authorize the preparation of a report, updated annually, disclosing:
1. Company policy and procedures governing the lobbying, both direct and indirect, and grassroots lobbying communications.	1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying	2. A listing of payments (both direct and indirect, including payments to trade associations) used for

communications, in each case including the amount of payment and the recipient.	direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
3. JP Morgan's membership in and payment to any tax-exempt organization that writes and endorses model legislation.	3. Membership in and payment to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by the management and Board for making payments described in sections 2 and 3 above.	4. Description of the decision making process and oversight by the management and Board for: (a) direct and indirect lobbying contribution or expenditure; (b) payment for grassroots lobbying expenditure.
For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.	For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.	Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.	The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Similarly, the following chart demonstrates that the political contributions proposals submitted in 2013 and 2012 by Domini are nearly identical.

Domini Proposal (2013)	**Domini Proposal (2012)**
Resolved, the shareholders of JP Morgan Chase hereby request that the Board authorize the preparation of a report, updated semiannually, disclosing the Company's	Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
Policies and procedures for making with corporate funds or assets, contributions and expenditures to	1. Policies and procedures for political contributions and expenditures (both direct and

trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.	indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures used in the manner described in section 1 above, including: a. The identity of the recipient as well as the amount paid to each recipient; and b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.	2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include: a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.
Payments used for lobbying are not encompassed by this proposal. The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.	The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

As is evident in the side-by-side comparisons above, the only substantive difference between the 2013 and 2012 lobbying expenditures proposals is the blanket assertion in the current Sisters of St. Francis Proposal that it does not encompass "efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum." The only substantive difference between the 2013 and 2012 political contributions proposals is the blanket assertion in the current Domini Proposal that "[p]ayments used for lobbying are not encompassed by this proposal." Presumably the addition of these two phrases to these proposals are an attempt to dispute long-standing Staff precedent that proposals relating to participation in and/or use of funds to influence the political process (whether focused on "political contributions" or "lobbying expenditures") are substantially duplicative for purposes of Rule 14a-8(i)(11). However, the simple addition of a statement that the Sisters of St. Francis Proposal does not encompass participation in any political campaign does not change the core thrust of that proposal -- *i.e.*, the use of corporate resources to influence the political process and the decision-making processes that govern those expenditures -- from the proposal submitted one year ago (and excluded under Rule 14a-8(i)(11)).

Proponents of these types of proposals have argued in the past that political contributions proposals are distinct from lobbying expenditures proposals. For example, in a February 6, 2012 follow-up letter to the Company's no action request in *JPMorgan 2012*, the proponent argued that the lobbying and political contributions proposals were not substantially duplicative because "the language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal has been carefully tailored to avoid any possible overlap in the proposals' coverage[.]" This attempt to distinguish the subject matter of the proposals did not persuade the Staff, who concurred with the Company's view that the 2012 lobbying expenditures proposal was substantially duplicative of the 2012 political contributions proposal despite the proponents' attempt to declare otherwise. The addition of an affirmative statement in the text of the Sisters of St. Francis Proposal, reasserting the view set forth by the proponents in 2012, should not alter the analysis of this proposal under Rule 14a-8(i)(11) or the conclusion from that reached in *JPMorgan 2012*.

For example, in *Citigroup Inc.* (January 28, 2011) (***"Citigroup"***), the Staff did not concur with the shareholder proponent's view that "'lobbying' or 'influencing legislation' on the one hand, and, on the other hand, participation in political campaigns and other activities" were not "substantially duplicative" for purposes of Rule 14a-8(i)(11). Instead, the Staff concurred with the view of the company, under facts that are virtually identical to those in the present situation, that a "lobbying" proposal could be excluded pursuant to Rule 14a-8(i)(11) based on the company's intention to include a previously received "political contributions" proposal in its proxy materials. The significant similarities between the *Citigroup* proposals and the Sisters of St. Francis Proposal/Domini Proposal are evident from a comparison of the relevant proposals:

Sisters of St. Francis Proposal	***Citigroup* - The Subject Proposal**
Resolved, the shareholders of JP Morgan Chase request that the Board authorize the preparation of a report, updated annually, disclosing:	Resolved, that the stockholders of Citigroup Inc. hereby request that Citigroup provide a report, updated annually, disclosing Citigroup's:
1. Company policy and procedures governing the lobbying, both direct and indirect, and grassroots lobbying communications.	1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.
2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of payment and the recipient.	2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.
3. JPMorgan's membership in and payment to any tax-exempt organization that writes and endorses model legislation.	

4. Description of the decision making process and oversight by the management and Board for making payments described in sections 2 and 3 above.	3. The report shall also include the following for each payment, as relevant: (a) Identification of the person or persons in the Company who participated in making the decision to make the direct lobbying contribution or expenditure; and (b) Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying expenditures.
For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation.	For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
"Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.	
Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.	Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state, and federal levels.
The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.	The report shall be presented to the Audit committee of the Board of Directors ("the Board") or other relevant oversight committee of the Board and posted on Citigroup's website to reduce costs to stockholders.

Domini Proposal	***Citigroup - The Prior Proposal***
Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:	Resolved, that the shareholders of Citigroup ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
1. Policies and procedures for making with corporate funds or assets, contributions and expenditures to trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or	1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

any segment thereof, with respect to an election or referendum.	
2. Monetary and non-monetary contributions and expenditures used in the manner described in section 1 above, including:	2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
a. The identity of the recipient as well as the amount paid to each recipient; and	a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.	b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.
Payments used for lobbying are not encompassed by this proposal. The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.	The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

The proposals submitted to the Company align directly with the *Citigroup* proposals but for the differences noted above with regard to changes in the proposals from those submitted to the Company for the 2012 Proxy Materials. The Domini Proposal and the prior proposal in *Citigroup* are substantially identical but for the respective company names. Meanwhile, the Sisters of St. Francis Proposal includes all of the primary provisions of the proposal that was excluded in *Citigroup*. The Sisters of St. Francis Proposal differs substantively only in including an additional provision that extends further into the general realm of political contributions, by requiring disclosure of expenditures related to the creation of model legislation. As in *Citigroup*, the proposal received later by the Company (the Sisters of St. Francis Proposal) substantially duplicates the previously received proposal (the Domini Proposal) and should be excludable.

On two other recent occasions, the Staff has addressed proposals in the context of Rule 14a-8(i)(11) that were substantially similar to the Domini Proposal, and concurred that the proposals received second in time were excludable under Rule 14a-8(i)(11). In *FedEx Corporation* (July 21, 2011), the Staff concurred with the view that a proposal for disclosure of "policies on electioneering and political contributions and communications" was excludable because a proposal duplicating the Domini Proposal had been received first in time. In *Ford Motor Company* (February 15, 2011), the Staff again concurred with the company's view that proposals for disclosure of political contributions and lobbying were substantially duplicative. There, a proposal that, similar to the Domini Proposal, focused on political contributions was received second in time and a proposal that had been received first in time requested disclosure of lobbying activities in addition to campaign contributions. In its response to Ford, the Staff concurred with Ford's view that the later-received proposal was excludable.

Finally, in *Occidental Petroleum Corporation* (February 25, 2011), the Staff concurred with the company's view that it could rely on Rule 14a-8(i)(11) where one political spending proposal focused on lobbying and a second political spending proposal focused on political contributions generally. On facts very similar to those here, the Staff concurred with the company's view that it could exclude a proposal very similar to the Sisters of St. Francis Proposal. That proposal, which focused on lobbying contributions, was excludable in light of a previously received proposal that focused on expenditures for political campaigns, trade associations, and state-level ballot initiatives.

These prior Staff letters demonstrate that the Sisters of St. Francis Proposal "substantially duplicates" the Domini Proposal for purposes of Rule 14a-8(i)(11). Consistent with the prior Staff letters, the Rule 14a-8(i)(11) analysis is not whether the two proposals request identical action or information, but rather whether the focus and thrust of the proposals are substantially duplicative. As demonstrated in the discussion above and in the prior Staff letters, the focus and thrust of the Domini Proposal and the Sisters of St. Francis Proposal are substantially duplicative. To include both proposals in the Company's 2013 Proxy Materials would be confusing to shareholders and frustrate the purpose of Rule 14a-8(i)(11).

C. Conclusion

Based on the foregoing analysis, as the Domini Proposal was received by the Company before the Sisters of St. Francis Proposal and the Company intends to include the Domini Proposal in its 2013 Proxy Materials, the Company believes that it may properly omit the Sisters of St. Francis Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(11).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Sisters of St. Francis Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Nora Nash, Sisters of St. Francis of Philadelphia (nnash@osfphila.org)
Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

-----Original Message-----

From: Nora Nash
Sent: Friday, November 30, 2012 10:51 AM Eastern Standard Time
To: Horan, Anthony
Subject: Lobbying Proposal

Dear Mr. Horan,

Attached, please find a shareholder proposal submitted for inclusion in your next proxy statement. We are grateful for the progress that J.P.Morgan Case has made in addressing some disclosure with regard to lobbying but we encourage more public disclosure.

Peace and blessings
Sr. Nora



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 30, 2012

Mr. Anthony Horan, Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10011-2070

VIA EMAIL

Dear Mr. Horan:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in J. P. Morgan Chase for many years. As faith-based investors we are truly concerned about the company's "lobbying positions and the processes used to influence public policy." The use of corporate funds in this manner can have an adverse affect on the economy, the institution as well as shareholders. We encourage J. P. Morgan Chase to become more accountable and transparent in its policies for direct and indirect lobbying and we appreciate your considering our perspective.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal on Lobbying. I submit it for inclusion in the proxy statement for consideration and action by the stockholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the proposal. Please note that the contact person for this proposal will be: Nora Nash, Director Corporate Social Responsibility. My contact information is .

As verification that we are beneficial owners of common stock in J.P. Morgan Chase, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Julie Wokaty, ICCR
Tim Smith, Walden Asset Management

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce.The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).



Northern Trust

50 S LaSalle Street
ChicagoIL60603

November 30, 2012

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 17,967 shares of JP Morgan Chase & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

Subject: FW: JPMC - Shareholder Proposal
Attachments: [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Wednesday, December 05, 2012 5:54 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal

Sister Nora

Attached is a copy of our letter regarding the shareholder proposal submitted by the Sisters of St. Francis of Philadelphia for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 4, 2012

Nora M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Sister Nora:

This will acknowledge receipt of an e-mail received on November 30, 2012, whereby you advised JPMorgan Chase & Co. of the intention of the Sisters of St. Francis of Philadelphia to submit a proposal on Lobbying Disclosure Report to be voted upon at our 2013 Annual Meeting.

Sincerely,



RECEIVED BY THE
DEC 07 2012
OFFICE OF THE SECRETARY

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 3, 2012

Mr. Anthony Horan, Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10011-2070

Dear Mr. Horan:

Peace and all good! The Sisters of St. Francis of Philadelphia filed a Shareholder proposal on November 30th and did not have the verification letter to include with the proposal. I appreciate your understanding this matter.

As verification that we are beneficial owners of common stock in J.P.Morgan Chase and Co., I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

Office of Corporate Social Responsibility
[illegible] South Convent Road • Aston, PA [illegible]

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

RECEIVED BY THE
DEC 07 2012
OFFICE OF THE SECRETARY

November 30, 2012

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 17,967 shares of JP Morgan Chase & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal
Vice President

Subject: FW: Re: JPMorgan Chase - Walden Lobbying Disclosure Packet
Attachments: jpm - walden lobbying disclosure packet.pdf

-----Original Message-----
From: Smith, Timothy
Sent: Friday, November 30, 2012 10:21 AM Eastern Standard Time
To: Horan, Anthony
Cc: Nora Nash
Subject: FW: Re: JPMorgan Chase - Walden Lobbying Disclosure Packet

Good Morning, I enclose a separate filing from Walden Asset Management. We are cofiling a resolution seeking lobbying disclosure with the Sisters of St. Francis of Philadelphia.
Please let me know if you have any questions.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Page 30 redacted for the following reason:

\- - - - - - - - - - - - - - - - - - - -



Walden Asset Management

Advancing sustainable business practices since 1975

November 30, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

Walden Asset Management holds at least 435,092 shares of JPMorgan Chase stock on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.3 billion in assets under management. We are pleased to be a long-term owner of JPMorgan Chase stock. We also believe JPMorgan Chase is a leader on many fronts on the environmental, social and governance issues.

We are co-filing the enclosed shareholder proposal with Sisters of St. Francis of Philadelphia as the primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of JPMorgan Chase shares.

We have been a shareholder for more than

nt. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We hereby deputize the Sisters of St. Francis of Philadelphia to act on our behalf in the withdrawal of this resolution. We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).



Boston Trust & Investment
Management Company

November 30, 2012

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **435,092** shares of **JPMorgan Chase & Co.** (Cusip **#46625H100**).

These shares are held in the name of Cede & Co. in the account of our sub-custodian the State Street Bank and Trust Company (State Street). We will include, upon request, additional proof of ownership letters from State Street. State Street is a direct DTC participant, holding the shares in the name of Cede & Co.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we commit to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at or directly.

Sincerely,



Kenneth S. Pickering
Director of Operations

Cc: Timothy Smith



Walden Asset Management

Advancing sustainable business practices since 1975

November 30, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

Walden Asset Management holds at least 435,092 shares of JPMorgan Chase stock on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.3 billion in assets under management. We are pleased to be a long-term owner of JPMorgan Chase stock. We also believe JPMorgan Chase is a leader on many fronts on the environmental, social and governance issues.

We are co-filing the enclosed shareholder proposal with Sisters of St. Francis of Philadelphia as the primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of JPMorgan Chase shares.

We have been a shareholder for more than one year holding over $2,000 of JPMorgan Chase shares and will continue to hold JPMorgan Chase stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We hereby deputize the Sisters of St. Francis of Philadelphia to act on our behalf in the withdrawal of this resolution. We look forward to a meaningful dialogue with top management on this matter.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement



Boston Trust & Investment
Management Company

November 30, 2012

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **435,092** shares of **JPMorgan Chase & Co.** (Cusip **#46625H100**).

These shares are held in the name of Cede & Co. in the account of our sub-custodian the State Street Bank and Trust Company (State Street). We will include, upon request, additional proof of ownership letters from State Street. State Street is a direct DTC participant, holding the shares in the name of Cede & Co.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we commit to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at directly.

Sincerely,



Kenneth S. Pickering
Director of Operations

Cc: Timothy Smith

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).

Subject: FW: Re: JPMorgan - Walden DTC Documentation
Attachments: JPMorgan - Walden DTC Documentation.pdf

From: Smith, Timothy
Sent: Tuesday, December 04, 2012 11:23 AM
To: Horan, Anthony
Cc: Morgan, Regina
Subject: FW: Re: JPMorgan - Walden DTC Documentation

I enclose a proof of ownership for Walden Asset Management related to our resolution sponsorship. Please let us know if you have any questions.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Page 38 redacted for the following reason:

- -



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Date: November 30, 2012

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matter.

In connection with a shareholder proposal submitted by Boston Trust on November 30, 2012 we are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of JPMorgan Chase & Co. (Cusip#46625H100) since October 24, 2011.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Melissa A. Dowey
Assistant Vice President
Date:

Subject: FW: JPMC - Shareholder Proposal
Attachments: [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Wednesday, December 05, 2012 5:52 PM
To: t
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal

Attached is a copy of our letter regarding the shareholder proposal you submitted for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 4, 2012

Mr. Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

Dear Mr. Smith:

This will acknowledge receipt of an e-mail received on November 30, 2012, whereby you advised JPMorgan Chase & Co. of the intention of Walden Asset Management, as co-sponsor with the Sisters of St. Francis of Philadelphia, to submit a proposal on Lobbying Disclosure Report to be voted upon at our 2013 Annual Meeting.

Sincerely,



Subject: FW: resolution
Attachments: letter to JP Morgan Chase Prov Trust.pdf

From: Patricia Regan
Sent: Friday, November 30, 2012 12:25 PM
To: Horan, Anthony
Subject: resolution

Attached you'll find a shareholder resolution from Providence Trust.

Patricia Regan, cdp

PROVIDENCE TRUST

SAN ANTONIO, TEXAS

November 30, 2012

Anthony Horan
Corporate Secretary
JPMorgan
270 Park Avenue
New York, New York 10017-2070

EMAIL:

Dear Mr. Horan:

I am writing you on behalf of Providence Trust to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: **Resolved,** the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation; description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of JPMorgan stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sr. Nora Nash of the Sisters of St. Francis of Philadelphia at - or at . Sr. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Dianne Heinrich
Trustee

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).

Subject: FW: JPMC - Shareholder Proposal - Providence Trust
Attachments: Rule 14a-8 (Nov 20 2012).pdf; Staff Legal Bulletin 14F.pdf; [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 5:24 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Providence Trust

Dear Sister Diane

Attached is our letter regarding the shareholder proposal submitted by Providence Trust for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 11, 2012

VIA OVERNIGHT DELIVERY AND
VIA EMAIL

Sister Diane Heinrich, CAP
Trustee, Providence Trust
PO Box 37345
San Antonio, Texas 78237

Dear Sister Diane:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on November 30, 2012, via electronic mail, from Providence Trust the shareholder proposal on Lobbying Disclosure Report (the "Proposal") for consideration at JPMC's 2013 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Providence Trust is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Providence Trust that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted via electronic mail on November 30, 2012.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Providence Trust. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, November 30, 2012), Providence Trust continuously held the requisite number of JPMC shares for at least one year.

- if Providence Trust has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Providence Trust continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff

Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at .

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

Subject: FW: resolution
Attachments: letter to JP Morgan Chase cdp.pdf

From: Patricia Regan
Sent: Friday, November 30, 2012 12:25 PM
To: Horan, Anthony
Subject: resolution

Attached you will find a shareholder resolution from the Congregation of Divine Providence.

Patricia Regan, cdp

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 30, 2012

Anthony Horan
Corporate Secretary
JPMorgan
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: **Resolved,** the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation; description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of JPMorgan stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sr. Nora Nash of the Sisters of St. Francis of Philadelphia at . Sr. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Patricia Regan, CDP
Treasurer

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).

From: Horan, Anthony
Sent: Monday, December 03, 2012 12:39 PM
To: Caracciolo, Irma R.; Connors, Denise G; Reddish, Carin S
Subject: FW: Lobbying Disclosure Resolution
Attachments: JPMorgan Lobbying Disclosure Resolution.pdf

Another co-signer.

From: Stallbaumer, Rose Marie
Sent: Monday, December 03, 2012 11:29 AM
To: Horan, Anthony
Subject: Lobbying Disclosure Resolution

Attached is a stockholder resolution I am filing with JPMorgan on behalf of the Benedictine Sisters of Pan de Vida in Torreon, Mexico.

--
Rose Marie Stallbaumer, OSB
Mount St Scholastica Treasurer



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México

December 1, 2012

Anthony Horan
Corporate Secretary
JPMorgan
270 Park Avenue
New York, New York 10017-2070

EMAIL:

Dear Mr. Horan:

I am writing you on behalf of the Benedictine Sisters of Pan de Vida in Torreon, Mexico to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: **Resolved,** the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation; description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 106 shares of JPMorgan stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sr. Nora Nash of the Sisters of St. Francis of Philadelphia at Sr. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB
Investment Coordinator

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).

From: Horan, Anthony
Sent: Monday, December 03, 2012 5:20 PM
To: Caracciolo, Irma R.; Connors, Denise G; Reddish, Carin S
Subject: FW: Lobbying Co-filing Shareholders resolution
Attachments: 67806f16875042ef8dcda9f77324a6d7.pdf

-----Original Message-----
From: Herbert, Jody A - WICHITA KS
Sent: Monday, December 03, 2012 5:14 PM
To: Horan, Anthony
Subject: Co-filing Shareholders resolution

Thank you,

Jody Herbert, CA
Merrill Lynch
Geringer, Laub & Associates
2959 N. Rock Rd # 200
Wichita, KS 67226

800-518-9916
316-665-4912 fax
Website: www.fa.ml.com/geringerlaub



Bank of America Corporation

December 1, 2012

Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

RE: Co-filing of shareholder resolution – Lobbing Expenditures Disclosure
RE: Benedictine Sisters of Monasterio Pan de Vida, TIN# 48-0548363

Dear Mr. Horan,

As of December 1, 2012, the Benedictine Sisters of Monasterio Pan de Vida held in the Torreon Mission Account and has held continuously for at least one year, 106 shares of J.P. Morgan Chase & Co. common stock. These shares have been held with Merrill Lynch, DTC number 5198.

If you need further information, please contact us at

Sincerely,

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Subject: FW: JPMC - Shareholder Proposal
Attachments: [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Friday, December 07, 2012 12:08 PM
To:
Cc: Horan, Anthony;
Subject: JPMC - Shareholder Proposal

Sister Rose Marie

Attached is a copy of our letter regarding the shareholder proposal submitted by the Benedictine Sisters of Monasteria Pan de Vida for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely

Irma Caracciolo

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 7, 2012

Rose Marie Stallbaumer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison KS 66002

Dear Sister Rose Marie:

This will acknowledge receipt of an e-mail received on December 3, 2012, whereby you advised JPMorgan Chase & Co. of the intention of the Benedictine Sisters of Monasteria Pan de Vida in Torreon Mexico, as co-sponsors with the Sisters of St. Francis of Philadelphia, to submit a proposal on Lobbying Disclosure Report to be voted upon at our 2013 Annual Meeting.

Sincerely,



Subject: FW: JP Morgan co-filing - Marianist Province of the US
Attachments: 2012 Dec 5 JP Morgan SRI Cofiling Letter from Marianist Province.pdf

From: Brian Reavey
Sent: Wednesday, December 05, 2012 2:56 PM
To: Horan, Anthony
Subject: JP Morgan co-filing - Marianist Province of the US

Dear Mr. Horan,

Please find attached our co-filing letter regarding disclosure of lobbying expenditures. Our letter of ownership will be arriving shortly. Thank you for your attention to this matter.

In justice & peace,
Brian

Brian F. Reavey
Assistant for Justice, Peace & the Integrity of Creation

Marianist Province of the United States
4425 West Pine Blvd.
St. Louis, MO 63108
www.marianist.com

"... advancing justice is at the center of being persons and communities in solidarity with the poor and the marginalized, of being a peacemaker, and of being stewards concerned with the integrity of creation." – from *Advancing Justice* (Provincial Chapter, Society of Mary)



The Marianists

PROVINCE OF THE UNITED STATES

December 5, 2012

Anthony Horan
Corporate Secretary
JPMorgan
270 Park Avenue
New York, New York 10017-2070

EMAIL:

Dear Mr. Horan:

I am writing you on behalf of the Marianist Province of the United States, co-filer of the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: **Resolved,** the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation; description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of the required minimum amount of JP Morgan stock, and intend to hold at least $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow shortly, including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sr. Nora Nash of the Sisters of St. Francis of Philadelphia Sr. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Brian F. Reavey

Brian F. Reavey

Assistant for Justice, Peace & Integrity of Creation
Marianist Province of the United States

Subject: FW: JPMC - Shareholder Proposal - Marianist Province of the United States
Attachments: Rule 14a-8 (Nov 20 2012).pdf; Staff Legal Bulletin 14F.pdf; [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 5:30 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Marianist Province of the United States

Dear Father Reavey

Attached is our letter regarding the shareholder proposal submitted by Marianist Province of the United States for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 11, 2012

VIA OVERNIGHT DELIVERY AND
VIA EMAIL

Fr. Brian F. Reavey
Marianist Province of the United States
4425 West Pine Blvd.
St. Louis MO 63108

Dear Father Reavey:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 5, 2012, via electronic mail, from Marianist Province of the United States ("Marianist Province") the shareholder proposal on Lobbying Disclosure Report (the "Proposal") for consideration at JPMC's 2013 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Marianist Province is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Marianist Province that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted via electronic mail on December 5, 2012.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Marianist Province. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, December 5, 2012), Marianist Province continuously held the requisite number of JPMC shares for at least one year.

- if Marianist Province has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Marianist Province continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from

the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

Subject: FW: JP Morgan co-filing - Marianist Province of the US
Attachments: 2012 Dec 5 Marianist Province Ownership Letter JP Morgan.pdf

From: Brian Reavey
Sent: Wednesday, December 12, 2012 3:36 PM
To: Horan, Anthony
Subject: RE: JP Morgan co-filing - Marianist Province of the US

Dear Mr. Horan,

As promised, attached is our Ownership Letter from the Marianist Province.

Please let me know if you have any questions,
Brian Reavey

From: Brian Reavey
Sent: Wednesday, December 05, 2012 1:56 PM
To: '
Subject: JP Morgan co-filing - Marianist Province of the US

Dear Mr. Horan,

Please find attached our co-filing letter regarding disclosure of lobbying expenditures. Our letter of ownership will be arriving shortly. Thank you for your attention to this matter.

In justice & peace,
Brian

Brian F. Reavey
Assistant for Justice, Peace & the Integrity of Creation

Marianist Province of the United States
4425 West Pine Blvd.
St. Louis, MO 63108
www.marianist.com

"... advancing justice is at the center of being persons and communities in solidarity with the poor and the marginalized, of being a peacemaker, and of being stewards concerned with the integrity of creation." – from *Advancing Justice* (Provincial Chapter, Society of Mary)



Not-for-Profit Services
1251 NW Briarcliff Pkwy Ste 140
Kansas City, MO 64116
Fax. 816-584-4010

December 5, 2012

Anthony J. Horan, Corporate Secretary
JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Re: Co-Filing of Shareholder Resolution-Lobbying Expenditures Disclosure

Dear Mr. Horan:

This letter shall serve as verification that as of December 5, 2012, the Marianist Province of the US, St Louis owns 19,409.00 shares worth of stock in JP Morgan Chase & Co. The shares are held in the accounts of the Marianist Province of the United States at BMO Harris Bank N.A./Trust (DTC 992). The shares have been held by the Marianist Province of the United States for at least one year and it is our understanding the Marianist Province of the United States intends to hold the shares until the 2012 Annual Meeting.

If you need further information, please contact us at

Sincerely,



David Preiner
Vice President
BMO Global Asset Management

Endowments and Foundations • Municipalities and Public Funds • Family Offices



Subject: FW: First Affirmative Lobbying Shareowner Resolution on Behalf of AllenHancock
Attachments: FA JPMorgan Filing Letter 2012-12-04.pdf; HANCOCK_ Allen FA LOA 12032012.pdf; jpm - lobbying disclosure resolution.docx

Importance: High

From: Holly Testa
Sent: Tuesday, December 04, 2012 12:26 PM
To: Horan, Anthony
Cc: Tim Smith
Subject: First Affirmative Lobbying Shareowner Resolution on Behalf of AllenHancock
Importance: High

Dear Mr. Moran:

First Affirmative is co-filing a resolution on behalf of our Client Allen E. Hancock Revocable Living Trust with lead filer Walden Asset Management addressing lobbying expenditures and policies. I have attached First Affirmative's filing letter, a letter of authorization from the trustee, and the resolution.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

I would appreciate your confirming receipt of this filing by return email. Please contact me if you require further information or clarification.

Thank you.

Regards,

Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308


First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

December 3, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

First Affirmative Financial Network, LLC (First Affirmative) is a United States based investment management firm with approximately $740 million in assets under management. We hold shares of JP Morgan Chase & Co. common stock on behalf of many clients who ask us to integrate their values with their investment portfolios.

First Affirmative, acting on behalf of our client, Allen Hancock Revocable Living Trust, Allen Hancock, Trustee, joins Walden Asset Management to co-file the enclosed shareowner resolution with JPMorgan Chase & Co. We support the inclusion of this proposal in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, this trust account holds more than $2,000 of JPMorgan Chase & Co. common stock, acquired more than one year prior to the submission date of this proposal and held continuously for that time. The trust intends to remain invested in this position continuously through the date of the next annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

Lead filer Walden Asset Management is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. Please direct any correspondence to:

Timothy Smith, Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management

Please confirm receipt of this document to:

Holly A. Testa
Shareowner Advocate
2503 Walnut Street, Suite 201
Boulder, CO 80302

Sincerely,



Steven J. Schueth
President
First Affirmative Financial Network, LLC

Enclosures: shareowner resolution, client authorization letter

Cc: Tim Smith, Walden Asset Management
Allen Hancock, trustee

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase ("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Compan y policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).

December 3, 2012

Allen E. Hancock Rev Living Trust
Allen E. Hancock, Trustee
2244 Alder Street
Eugene OR 97405

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

RE: Shareowner Resolution Requesting Lobbying Expenditures and Policies Report

Dear Mr. Horan:

As Trustee, empowered by the Trust to take such action, I hereby authorize First Affirmative Financial Network, LLC to co-file a resolution with lead filer Walden Asset Management on my behalf at JPMorgan Chase & Co. addressing lobbying expenditures and policies. The trust owns approximately 273 shares of JPMorgan Chase & Co. The trust has held at least $2000 in company shares for more than one year from the date of the submission date of this proposal, which it intends to hold through the date of the annual meeting in 2012.

Verification of ownership will be sent under separate cover by Foliofn Investments, Inc.

I specifically give First Affirmative Financial Network, LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution. I understand that the Trust or Trustee name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely,



Allen Edward Hancock, Trustee
Allen E. Hancock Revocable Living Trust

Subject: FW: Revision to First Affirmative Filing
Attachments: FA JPMorgan Chase REV.pdf

From: Holly Testa
Sent: Tuesday, December 04, 2012 2:51 PM
To: Horan, Anthony
Cc: Nora Nash
Subject: Revision to First Affirmative Filing

Dear Mr. Horan:

Please replace my filing from earlier today with the attached revision, which properly identifies the lead filer, Sisters of St. Francis of Philadelphia.

Thank you.

Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308

First Affirmative Financial Network, LLC, is a Registered Investment Advisor with the Securities and Exchange Commission, specializing in Socially Responsible Investments (SRI). Visit us online at www.firstaffirmative.com <http://www.firstaffirmative.com/> .

Save the date and join us for the 24th annual SRI Conference on Sustainable, Responsible,Impact Investing (SRIC) October 28-30, 2013 at the Broadmoor in Colorado Springs, Colorado. More information at www.sriconference.com



Investing for a Sustainable Future

December 3, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

First Affirmative Financial Network, LLC (First Affirmative) is a United States based investment management firm with approximately $740 million in assets under management. We hold shares of JP Morgan Chase & Co. common stock on behalf of many clients who ask us to integrate their values with their investment portfolios.

First Affirmative, acting on behalf of our client, Allen Hancock Revocable Living Trust, Allen Hancock, Trustee, joins Sisters of St. Francis of Philadelphia to co-file the enclosed shareowner resolution with JPMorgan Chase & Co. We support the inclusion of this proposal in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, this trust account holds more than $2,000 of JPMorgan Chase & Co. common stock, acquired more than one year prior to the submission date of this proposal and held continuously for that time. The trust intends to remain invested in this position continuously through the date of the next annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

Lead filer Sisters of St. Francis of Philadelphia is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. Please direct any correspondence to:

Nora M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

Please confirm receipt of this document to:

Holly A. Testa

Sincerely,



Steven J. Schueth
President
First Affirmative Financial Network, LLC

Enclosures: shareowner resolution, client authorization letter

Cc: Nora Nash, Sisters of St. Francis of Philadelphia
Allen Hancock, trustee

Subject: FW: JPMC - Shareholder Proposal - Allen Hancock
Attachments: Rule 14a-8 (Nov 20 2012).pdf; Staff Legal Bulletin 14F.pdf; [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 5:26 PM
To: '
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Allen Hancock

Dear Ms. Testa

Attached is our letter regarding the shareholder proposal submitted by Allen Hancock for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 11, 2012

VIA OVERNIGHT DELIVERY AND
VIA EMAIL

Ms. Holly A Testa
First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard, Suite 108
Colorado Springs Colorado 80918

Dear Ms. Testa:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 4, 2012, via electronic mail, from Mr. Allen Hancock the shareholder proposal on Lobbying Disclosure Report (the "Proposal") for consideration at JPMC's 2013 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Mr. Hancock is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Mr. Hancock that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted via electronic mail on December 4, 2012.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Mr. Hancock. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, December 4, 2012), Mr. Hancock continuously held the requisite number of JPMC shares for at least one year.

- if Mr. Hancock has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Hancock continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from

the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at .

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

Subject: FW: JPMC - Shareholder Proposal - Allen Hancock
Attachments: JPM Folio Hancock confirm.docx

From: Holly Testa [
Sent: Friday, December 14, 2012 3:28 PM
To: Caracciolo, Irma R.
Subject: RE: JPMC - Shareholder Proposal - Allen Hancock

Irma-
Folio has provided me with a signed copy-attached.
Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308

First Affirmative Financial Network, LLC, is a Registered Investment Advisor with the Securities and Exchange Commission, specializing in Socially Responsible Investments (SRI). Visit us online at www.firstaffirmative.com <http://www.firstaffirmative.com/> .

Save the date and join us for the 24th annual SRI Conference on Sustainable, Responsible,Impact Investing (SRIC) October 28-30, 2013 at the Broadmoor in Colorado Springs, Colorado. More information at www.sriconference.com

From: Caracciolo, Irma R.
Sent: Friday, December 14, 2012 11:58 AM
To: Holly Testa
Subject: FW: JPMC - Shareholder Proposal - Allen Hancock

Hello Holly
No problem on the prior attachment – however do you have a signed version of this letter – assume that is what Folio will be directing to our attention.
Regards
Irma

From: Holly Testa
Sent: Friday, December 14, 2012 2:09 PM
To: Caracciolo, Irma R.
Cc: Horan, Anthony
Subject: RE: JPMC - Shareholder Proposal - Allen Hancock

Apologies. Please disregard the previous attachment. The correct verification of shares for this resolution is now attached.

Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308

First Affirmative Financial Network, LLC, is a Registered Investment Advisor with the Securities and Exchange Commission, specializing in Socially Responsible Investments (SRI). Visit us online at www.firstaffirmative.com <http://www.firstaffirmative.com/> .

Save the date and join us for the 24th annual SRI Conference on Sustainable, Responsible,Impact Investing (SRIC) October 28-30, 2013 at the Broadmoor in Colorado Springs, Colorado. More information at www.sriconference.com

From: Holly Testa
Sent: Friday, December 14, 2012 9:36 AM
To: Caracciolo, Irma R.
Cc: Horan, Anthony
Subject: RE: JPMC - Shareholder Proposal - Allen Hancock

Ms. Caracciolo,
Please find attached a copy of the verification of shares letter. Folio also sent out hardcopy of this letter today. Please let me know if you have any questions.

Thank you.

Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308

First Affirmative Financial Network, LLC, is a Registered Investment Advisor with the Securities and Exchange Commission, specializing in Socially Responsible Investments (SRI). Visit us online at www.firstaffirmative.com <http://www.firstaffirmative.com/> .

Save the date and join us for the 24th annual SRI Conference on Sustainable, Responsible,Impact Investing (SRIC) October 28-30, 2013 at the Broadmoor in Colorado Springs, Colorado. More information at www.sriconference.com

From: Caracciolo, Irma R.
Sent: Wednesday, December 12, 2012 6:57 AM
To: Holly Testa
Cc: Horan, Anthony
Subject: RE: JPMC - Shareholder Proposal - Allen Hancock

Holly
A pdf would be fine.
Regards
Irma

From: Holly Testa
Sent: Tuesday, December 11, 2012 7:06 PM
To: Caracciolo, Irma R.
Cc: Horan, Anthony
Subject: RE: JPMC - Shareholder Proposal - Allen Hancock

Irma,
You will receive proof of ownership shortly from our DTC custodian. Do you need hard copy, or is pdf acceptable?
Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308

First Affirmative Financial Network, LLC, is a Registered Investment Advisor with the Securities and Exchange Commission, specializing in Socially Responsible Investments (SRI). Visit us online at www.firstaffirmative.com <http://www.firstaffirmative.com/> .

Save the date and join us for the 24th annual SRI Conference on Sustainable, Responsible,Impact Investing (SRIC) October 28-30, 2013 at the Broadmoor in Colorado Springs, Colorado. More information at www.sriconference.com

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 2:26 PM
To: Holly Testa
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Allen Hancock

Dear Ms. Testa

Attached is our letter regarding the shareholder proposal submitted by Allen Hancock for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo



December 6, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

RE: Shareholder resolution filed by First Affirmative on behalf of Allen Hancock Revocable Living Trust

Dear Ms. Horan:

Folio*fn* Investments, Inc. serves as the corporate custodian and is the record holder for 273 shares of common stock of JPMorgan Chase & Co. (the "Company") for the benefit of the Allen Hancock Rev Living Trust (the "Trust"), Allen Hancock, trustee. The Trust has been the beneficial owner of at least 1% or $2,000 in aggregate market value of the Company's common stock continuously for at least one year prior to the date of the shareholder proposal submitted by First Affirmative Financial Network, LLC on behalf of the Trust pursuant to Rule 14a-8 of the Securities and Exchange Commission. The Trust continues to hold the above referenced shares of the Company's common stock as of the date hereof.

Sincerely,

Drew Wieder

VP Customer Service
Folio*fn* Investments, Inc.

EXHIBIT B

From: Adam Kanzer
Sent: Thursday, November 29, 2012 05:26 PM Eastern Standard Time
To: Horan, Anthony
Subject: Domini Proposal

Dear Tony:

Attached, please find a shareholder proposal submitted for inclusion in your next proxy statement. I strongly commend the bank for the recent changes to your Political Activities Statement, which are largely consistent with our requests and my email comments. Nevertheless, I chose to resubmit a proposal focused on Chase's indirect political spending, a path we took with Goldman Sachs after they announced they would no longer make direct political contributions from the corporate treasury. As we've discussed, we see corporate indirect political spending as an area of particular concern.

I look forward to continuing our dialogue.

Best,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

facebook.com/dominifunds
twitter.com/dominifunds

Domini
SOCIAL INVESTMENTS℠

The Way You Invest Matters℠

November 29, 2012

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

VIA EMAIL AND FEDERAL EXPRESS

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Mr. Horan:

I am writing to submit the attached proposal regarding JP Morgan Chase's political contributions, for inclusion in your next proxy statement. The Domini Social Equity Fund held more than 200,000 shares of JPMorgan Chase as of September 30, 2012. As you know, we are long-term shareholders.

We commend JP Morgan Chase for making some important changes to its Political Activities Statement this year. You will note that we have amended our proposal in light of these changes to focus on the bank's indirect political spending, through trade associations and other tax-exempt entities, which remains undisclosed. As always, I appreciate your willingness to consider our perspective on these issues, and look forward to continuing our constructive dialogue.

We are submitting the attached proposal regarding JPMorgan Chase's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of JPMorgan Chase shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of JPMorgan Chase shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You may be receiving this identical proposal from our shareholders. Please consider me the lead proponent.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and I look forward to continuing our dialogue. I can be reached at
I look forward to hearing from you.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.



Corporate Political Contributions Report

Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures to trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each recipient; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

Payments used for lobbying are not encompassed by this Proposal. The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of JPMorgan Chase, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

JPMorgan Chase states that it does not use corporate funds for political contributions or electioneering communications. Indirect political spending, however, presents the same risks that led the bank to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Subject: FW: JPMC - Shareholder Proposal - Domini Social Investments
Attachments: Rule 14a-8 (Nov 20 2012).pdf; Staff Legal Bulletin 14F.pdf; [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 5:21 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Domini Social Investments

Dear Mr. Kanzer

Attached is our letter regarding the shareholder proposal submitted by Domini Social Equity Fund for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 11, 2012

VIA OVERNIGHT DELIVERY AND
VIA EMAIL

Mr. Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC
532 Broadway, 9th Fl
New York NY 10012-3939

Dear Mr. Kanzer:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on November 29, 2012, via electronic mail, from Domini Social Equity Fund ("Domini") the shareholder proposal titled "Corporate Political Contributions Report" (the "Proposal") for consideration at JPMC's 2013 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Domini is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Domini that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted by you via electronic mail on November 29, 2012.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Domini. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, November 29, 2012), Domini continuously held the requisite number of JPMC shares for at least one year.

- if Domini has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Domini continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from

the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Subject: FW: JPMC - Shareholder Proposal - Domini Social Investments
Attachments: JPMorgan Chase Co. 11.29.12.pdf

From: Adam Kanzer
Sent: Thursday, December 13, 2012 2:09 PM
To: Caracciolo, Irma R.
Cc: Horan, Anthony
Subject: RE: JPMC - Shareholder Proposal - Domini Social Investments

Dear Irma:

Attached is a letter from our custodian attesting to our JPMC holdings. Please let me know if you need anything further.

Sincerely,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

facebook.com/dominifunds
twitter.com/dominifunds

From: Caracciolo, Irma R.
Sent: Tuesday, December 11, 2012 5:21 PM
To: Adam Kanzer
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Domini Social Investments

Dear Mr. Kanzer

Attached is our letter regarding the shareholder proposal submitted by Domini Social Equity Fund for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely,

Irma Caracciolo



STATE STREET

December 4, 2012

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of JPMorgan Chase + Co. for more than one year in account 997 at the Depository Trust Company. As of November 29, 2012, State Street held 203,237 shares, 44,837 of which were held continuously for more than one year.

Security	**Number of Shares**	**Shares Held 1+ Years**
JPMorgan Chase + Co.	203,237.000	44,837.000

If you have any questions or need additional information, please contact me at

Sincerely,

Michael Cassista
Officer
State Street Global Services

Limited Access

Daniel Altschuler

November 30, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

I own 650 shares of JPMorgan Chase stock. I believe that companies with a commitment to customers, employees, communities and the environment will be effective long-term investments. As an investor I encourage companies I invest in to do all that they can to be responsible corporate citizens and well-governed companies.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Domini Social Investments for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of JPMorgan Chase shares.

I have been a shareholder for more than one year and will provide verification of ownership position. I will continue to hold at least $2,000 worth of JPMorgan Chase stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Domini Social Investments as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. I hereby deputize Domini Social Investments to withdraw this resolution on my behalf.

Sincerely,



Daniel Altschuler

Cc: Timothy Smith, Walden Asset Management
Adam Kanzer, Domini Social Investments



Boston Trust & Investment
Management Company

November 30, 2012

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division.

We are writing to verify that our client **Daniel Altschuler** currently owns **650** shares of **JPMorgan Chase & Co.** (Cusip **#46625H100**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Daniel Altschuler** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodians who are DTC participants will be provided.

Further, it is our intent to hold at least $2,000 in market value in the **Daniel Altschuler** account through the next annual meeting.

Should you require further information, please contact Timothy Smith at directly.

Sincerely,

Timothy Smith
Senior Vice President

Corporate Political Contributions Report

Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures to trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each recipient; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

Payments used for lobbying are not encompassed by this Proposal. The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of JPMorgan Chase, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

JPMorgan Chase states that it does not use corporate funds for political contributions or electioneering communications. Indirect political spending, however, presents the same risks that led the bank to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Subject: FW: JPMC - Shareholder Proposal (Daniel Altschuler)
Attachments: Rule 14a-8 (Nov 20 2012).pdf; Staff Legal Bulletin 14F.PDF; [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Wednesday, December 12, 2012 12:27 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal (Daniel Altschuler)

Tim

Attached for your information is a copy of correspondence sent to Daniel Altschuler regarding the shareholder proposal submitted for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 11, 2012

VIA OVERNIGHT DELIVERY

Mr. Daniel Altschuler

FISMA & OMB Memorandum M-07-16

Dear Mr. Altschuler:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 3, 2012, the shareholder proposal titled "Corporate Political Contributions Report" (the "Proposal") for consideration at JPMC's 2013 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Our records indicate that you submitted the Proposal on November 30, 2012 via Federal Express delivery along with a proof of ownership letter from Boston Trust & Investment ("Boston Trust") verifying your ownership holdings with that entity. However, the letter from Boston Trust is not sufficient to satisfy the provisions of Rule 14a-8(b) because Boston Trust is not the "record" holder of your shares of JPMC. As described in greater detail below, for purposes of Rule 14a-8, only brokers or banks that are Depository Trust Company ("DTC") participants are viewed as "record" holders. On December 4, 2012, Tim Smith of Walden Asset Management ("Walden") provided us with a written statement from State Street Bank and Trust Company, a DTC participant, regarding Boston Trust's holdings with regards to the proposal submitted by Walden; however, to date, we have not received a similar written statement from the "record" holder of your shares of JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., November 30, 2012), you continuously held the requisite number of JPMC shares for at least one year.

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2013 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at .

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



cc: Mr. Timothy Smith – Walden Asset Management (via e-mail)

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Subject: FW: Re: JPM - Daniel Altschuler State Street Documentation
Attachments: jpm - daniel altschuler state street documentation.pdf

From: Smith, Timothy
Sent: Thursday, December 13, 2012 2:29 PM
To: Caracciolo, Irma R.
Cc: Horan, Anthony; Morgan, Regina
Subject: FW: Re: JPM - Daniel Altschuler State Street Documentation

Irma, thanks for your email. Proof letter as requested .

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Page 98 redacted for the following reason:
- -



STATE STREET.

Wealth Manager Services

1200 Crown Colony Drive
Quincy, MA 02169

www.statestreet.com

Date: November 30, 2012

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Daniel Altschuler.**

In connection with a shareholder proposal submitted by **Daniel Altschuler** on **November 30, 2012** we are writing to confirm that **Daniel Altschuler** has had beneficial ownership of a least $2,000 in market value of the voting securities of **JPMorgan Chase & Co. (Cusip#46625H100)** since October 24, 2011.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,



Melissa A. Dowey
Assistant Vice President
Date: 12/13/12

THE NEEDMOR FUND

November 30, 2012

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Mr. Horan:

The Needmor Fund holds 2,100 shares of JPMorgan Chase stock. We strongly believe, as we're sure you do, that good governance and corporate responsibility is essential for building shareholder value.

We are filing the enclosed shareholder proposal as a co-filer with Domini Social Investment as the "primary filer" for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of JPMorgan Chase shares and will continue to hold at least $2,000 worth of JPMorgan Chase stock through the next annual meeting. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden
Walden is the investment manager for Needmor and we deputize Domini Social Investment to withdraw this resolution on our behalf.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management
Adam Kanzer, Domini Social Investment

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Corporate Political Contributions Report

Resolved, that the shareholders of JPMorgan Chase ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures to trade associations and other tax-exempt entities that are used by that entity to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each recipient; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

Payments used for lobbying are not encompassed by this Proposal. The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of JPMorgan Chase, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

JPMorgan Chase states that it does not use corporate funds for political contributions or electioneering communications. Indirect political spending, however, presents the same risks that led the bank to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Subject: FW: Re: JPMorgan Chase - Needmor Fund Proof Documentation
Attachments: jpm - needmor fund documentation.pdf

From: Smith, Timothy
Sent: Monday, December 03, 2012 11:53 AM
To: Horan, Anthony
Subject: FW: Re: JPMorgan Chase - Needmor Fund Proof Documentation

I enclose a proof of ownership letter for one of the cofilers which is a client , the Needmor Fund

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Page 103 redacted for the following reason:

\- -



Northern Trust

November 30, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **2,100** shares of **JPMorgan Chase & Co. (Cusip #46625H100).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,



Nancy Wieboldt
Sr. Vice President

Subject: FW: JPMC - Shareholder Proposal (Needmor Fund)
Attachments: [Untitled].pdf

From: Caracciolo, Irma R.
Sent: Friday, December 07, 2012 12:11 PM
To:
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal (Needmor Fund)

Attached for your information is a copy of our letter sent to The Needmor Fund regarding their shareholder proposal submitted for consideration at JPMC's 2013 Annual Meeting of Shareholders.

Sincerely

Irma Caracciolo

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 7, 2012

Mr. Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647

Dear Mr. Stranahan:

This will acknowledge receipt of a letter dated November 30, 2012, whereby you advised JPMorgan Chase & Co. of the intention of The Needmor Fund, as co-sponsor with Domini Social Equity Fund, to submit a proposal entitled "Corporate Political Contributions Report" to be voted upon at our 2013 Annual Meeting.

Sincerely,



Subject: FW: Proof of Ownership
Attachments: jpm - needmor fund documentation.pdf; JPMorgan - Walden DTC Documentation.pdf

Importance: High

From: Morgan, Regina
Sent: Thursday, December 13, 2012 2:34 PM
To: Caracciolo, Irma R.
Cc: Smith, Timothy
Subject: Re: Proof of Ownership
Importance: High

Good Afternoon Mr. Caracciolo,

Forwarding ownership documentation on behalf of the Needmor Fund and Walden Asset Management.

My apologies if this message is a duplication.

Regards,
Regina

Regina R. Morgan
Walden Asset Management
Div. Boston Trust & Investment Management Company

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.


Northern Trust

November 30, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **2,100** shares of **JPMorgan Chase & Co. (Cusip #46625H100).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **JPMorgan Chase & Co.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,



Nancy Wieboldt
Sr. Vice President



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Date: November 30, 2012

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matter.

In connection with a shareholder proposal submitted by Boston Trust on November 30, 2012 we are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of JPMorgan Chase & Co. (Cusip#46625H100) since October 24, 2011.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Melissa A. Dowey
Assistant Vice President
Date:

EXHIBIT C

From:	Stallbaumer, Rose Marie
Sent:	Thursday, November 29, 2012 3:57 PM
To:	Horan, Anthony
Subject:	Shareholder resolution
Attachments:	Shareholder resolution JPMorgan.pdf

Attached is a letter and shareholder resolution filed on behalf of the Benedictine Sisters of Pan de Vida in Torreon, Mexico.

--
Rose Marie Stallbaumer, OSB
Mount St Scholastica Treasurer



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México

December 29, 2012

Anthony Horan
Corporate Secretary
JPMorgan
270 Park Avenue
New York, New York 10017-2070

EMAIL:

Dear Mr. Horan:

I am writing you on behalf of the Benedictine Sisters of Pan de Vida in Torreon, Mexico to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: **Resolved,** the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation; description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 106 shares of JPMorgan stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Sr. Nora Nash of the Sisters of St. Francis of Philadelphia at Sr. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Rose Marie Stallbaumer, OSB
Investment Coordinator

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of JPMorgan Chase("JPMorgan") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by JPMorgan used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. JPMorgan's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. Neither "lobbying" nor "grassroots lobbying communications" include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to JPMorgan's long-term interests.

JPMorgan is a member of the Chamber of Commerce. The Chamber of Commerce has been characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $300 million on lobbying since 2010. The Chamber actively lobbies against legislation and regulations on climate change while the bank has a strong environmental policy. Contradictions like this pose reputational risks for the company. JPMorgan does not disclose its trade association payments or the portions used for lobbying on its website.

JPMorgan spent over $15 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures do not include lobbying expenditures to influence legislation in states. JPMorgan lobbies at the state level with at least 340 lobbyists in 24 states between 2003 and 2011 (National Institute on Money in State Politics).

Caracciolo, Irma R.

From: Piatezky, Galina on behalf of Horan, Anthony
Sent: Wednesday, December 05, 2012 4:44 PM
To: Caracciolo, Irma R.
Subject: FW: Withdrawal of resolution

From: Stallbaumer, Rose Marie
Sent: Thursday, November 29, 2012 9:13 PM
To: Horan, Anthony
Subject: Withdrawal of resolution

Dear Mr. Horan:

I am writing to withdraw the stockholder resolution on Lobbying Expenditures Disclosure which I filed earlier today on behalf of the Benedictine Sisters of Pan de Vida in Torreon, Mexico.

My apologies for any confusion on this.

Rose Marie Stallbaumer, OSB
Investment Coordinator